Exhibit 21

Subsidiaries of MidWestOne Financial Group, Inc.

December 31, 2006

Subsidiary Name	Name Under Which Doing Business	State or Other Jurisdiction in which Incorporated

MidWestOne Bank	________________________	Iowa

MIC Financial, Inc.	________________________	Iowa

MidWestOne Investment Services, Inc.	________________________	Iowa

Cook & Son Agency, Inc.	________________________	Iowa